Exhibit 99.1

New Pacific Metals Reports an updated Mineral Resource Estimate for the Silver Sand Deposit, Bolivia - Increases Silver Ounces in Measured and Indicated Mineral Resources by 30%

VANCOUVER, BC, Nov. 28, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) is pleased to announce an updated Mineral Resource Estimate for the Silver Sand Project (the "Project'), which is part of the on-going Preliminary Economic Assessment ("PEA") study of the Project. The PEA study is on track to be completed by the end of 2022. The Mineral Resource is reported in accordance with National Instrument 43-101 ("NI 43-101") for its 100% owned Silver Sand Project, Bolivia. The estimate was completed by AMC Mining Consultants (Canada) Ltd. ("AMC Consultants").

MINERAL RESOURCE ESTIMATES

The Mineral Resource Estimate used conceptual open pit mining constraints for reporting purposes and is presented in Table 1. Mineral Resources are stated at a 30 g/t silver cut-off grade and the model is depleted for historical mining activities:

Table 1. Silver Sand Deposit Mineral Resource as of 31 October 2022

Resource category	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
Measured	14.88	131	62.60
Indicated	39.38	110	139.17
Measured & Indicated	54.26	116	201.77
Inferred	4.56	88	12.95

Notes:

•         CIM Definition Standards (2014) were used for reporting the Mineral Resources.

•         The Qualified Person is Dinara Nussipakynova, P.Geo. of AMC Mining Consultants (Canada) Ltd.

•         Mineral Resources are constrained by optimized pit shells at a metal price of US$22.50/oz Ag, recovery of 91% Ag and cut-off grade of 30 g/t Ag.

•         Drilling results up to 25 July 2022.

•         The numbers may not compute exactly due to rounding.

•         Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Source: AMC Consultants.

The assumptions for the open pit optimization exercise to constrain the Mineral Resource and conform to reasonable prospects for eventual economic extraction are shown in Table 2.

Table 2. Assumptions for pit optimization

Input	Units	Value
Silver price	US$/oz Ag	22.5
Silver process recovery	%	91
Payable silver	%	99
Mining recovery factor	%	100
Mining cost	US$/t mined	2.6
Process cost	US$/t minable material > COG	16
G&A cost	US$/t minable material > COG	2
Slope angle	Degrees	44 – 47

A comparison of the 2019 and 2022 Mineral Resource Estimates are shown in Table 3. The footnotes to Table 1 and Table 3 summarize the differences in the assumptions between the two estimates, most notably silver price, recovery, and cut-off grade. An increased mining cost assumption for the 2022 estimate has resulted in an optimum pit shell that does not go as deep as the 2019 estimate.

Table 3. Comparison between 2019 and 2022 Mineral Resources

	Class	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
2019 (Cut-off 45 g/t Ag)	Measured	8.40	159	43.05
	Indicated	26.99	130	112.00
	Measured and Indicated	35.39	137	155.05
	Inferred	9.84	112	35.55
2022 (Cut-off 30 g/t Ag)	Measured	14.88	131	62.60
	Indicated	39.38	110	139.17
	Measured and Indicated	54.26	116	201.77
	Inferred	4.56	88	12.95
Difference	Measured	6.48	-28	19.55
	Indicated	12.39	-20	27.17
	Measured and Indicated	18.87	-21	46.72
	Inferred	-5.28	-24	-22.60

Notes:

•         These are the pertinent footnotes for the 2019 Mineral Resources.

•         The notes pertaining to the 2022 Mineral Resources are shown below Table 1.

•         Other than the following the same notes apply for both estimates.

•         Mineral Resources are constrained by an optimized pit shell at a metal price of US$18.70/oz Ag, recovery of 90% Ag and cut-off grade of 45 g/t Ag.

•         Mineral Resources are reported inside the Claim boundary.

•         Pit optimization allows waste mining to extend outside the claim to the NE and SW, but no mineralization outside the Administrative Mining Contract is included.

•         Drilling results up to 31 December 2019.

Source: AMC Consultants.

The majority of the Mineral Resources lie within the Administrative Mining Contract ("AMC"). Table 4 shows the split of the 2022 Mineral Resource within the AMC boundary and outside the boundary. Since the 2019 Mineral Resources were reported, a subsequent agreement with COMIBOL permits the reporting of Mineral Resources outside the AMC. Mineral resources outside the AMC boundary will be subject to a royalty of 6% payable to COMIBOL during the production stage according to the agreement reached with COMIBOL.

Table 4. Mineral Resources within and outside the AMC

	Restricted by AMC boundary			Outside AMC boundary
Resource category	Tonnes (Mt)	Ag (g/t)	Ag (Moz)	Tonnes (Mt)	Ag (g/t)	Ag (Moz)
Measured	14.57	131	61.51	0.31	108	1.08
Indicated	34.38	110	121.38	5.00	111	17.79
Measured and Indicated	48.95	116	182.90	5.31	111	18.87
Inferred	3.17	77	7.88	1.40	113	5.07

HIGHLIGHTS

  Silver Sand is one of the most significant new global primary silver discoveries in the last decade.
  Mineralization remains open on strike to the North and South and at depth. No feeder zones or source intrusions have been discovered to date. The Company classifies the exploration potential as good to excellent.
  Estimated Measured and Indicated Mineral Resources have increased by 30%, this is partly the result of infill drilling upgrading Inferred Mineral Resources.
  Detailed drilling indicates good mineral continuity to provide high confidence – lower technical risk. Measured & Indicated Mineral Resources of 54.26 Mt @ 116 g/t Ag for 201.77 Moz or 94% of the total estimate.
  Mineralization starts at or near-surface and is amenable to potential open-pit mining extraction. Approximately 95% of the reported Mineral Resources are within 200 m of the topographic surface.
  Favorable initial metallurgical test work indicates laboratory-based recoveries of up to 97% for the various oxide – transition and sulphide mineral domains (see news release dated 23 August 2019 for details). More detailed metallurgy testwork is being carried out to facilitate the future design of the processing plant.
  The PEA study is well on track to be complete by the end of 2022.
  In addition to the currently reported Mineral Resources, there are numerous known satellite mineral occurrences in the district of six kilometers long by two and a half kilometers wide. These mineral occurrences demonstrate similar mineralization style and grades to Silver Sand, subjected to extensive artisanal mining starting from Spanish colonial times and bore little modern exploration. The Company believes these satellite occurrences have good resource potential.

RESOURCE ESTIMATE DETAILS

The Mineral Resource Estimate is based on a geological model that included assay results received by New Pacific for the Silver Sand deposit to 25 July 2022. Mineralization wireframes were constructed by New Pacific with LeapFrog© software. The 131 domains were reviewed by the independent Qualified Person ("QP") and were accepted for estimation purposes. Over 82% of the volume was contained in the two largest domains.

AMC completed an ordinary kriging ("OK") estimate on the four largest domains and inverse distance squared ("ID2") was used in the other domains. Prior to estimation, drill hole data were composited to an average of 1.2 m samples and were capped for all variables within each domain where required. Capping value for silver was 2,000 g/t Ag for all domains.

In addition to the estimate completed inside the domains, a background OK estimate was also completed outside of mineralization wireframes.

For the mineralized domains the parent block size was 2.5 mE x 5 mN x 2.5 mRL with sub-blocking employed. Sub-blocking resulted in minimum cell dimensions of 1.25 mE x 0.5 mN x 1.25 mRL.

The background mineralization (outside the mineralization domains) was estimated with a parent block dimension of 5 mE x 10 mN x 5 mRL.

As mineralization is hosted in one rock type, the QP assigned bulk density measurements to the block model based on the mean bulk density. Density values of 2.54 tonnes/m3 was assigned to both blocks inside and outside of the mineralized domains.

Mineral Resource classification was completed using an assessment of geological and mineralization continuity, data quality and data density. Estimation passes were used as an initial guide for classification. Wireframes were then generated manually to build coherent volumes for the different classes. The block model was classified as Measured, Indicated, and Inferred Mineral Resources as appropriate.

QUALITY ASSURANCE AND QUALITY CONTROL and DATA VERIFICATION

HQ-size drill core samples from altered and mineralized intervals are split into halves by diamond saw, with an average sample length of between one to one and a half metres at the Company's core processing facility located in Betanzos, a small town located 20 kilometres from the project site. Half core samples are stored in a secure storage facility in Betanzos for future reference, with the other half shipped in securely sealed bags to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver over limits are analyzed by gravimetric analysis (ALS code of GRA21).

A standard quality assurance and quality control ("QA/QC") protocol is employed to monitor the quality of sample preparation and analysis. Standards of certified reference materials and blanks are inserted into the normal core sample sequences prior to shipping to the lab at a ratio of 20:1 (i.e., every 20 samples contain at least one standard sample and one blank sample). Duplicate samples of coarse rejects at a ratio of 20:1 are sent to a second internationally accredited lab for check analysis. The assay results of QA/QC samples of standards and blanks do not show any significant bias of analysis or contamination during sample preparation.

The QP, Dinara Nussipakynova, P.Geo. considers sample preparation, analytical, and security protocols employed by New Pacific to be acceptable. The QP has reviewed the QA/QC procedures used by New Pacific including the use of certified reference materials, blank, duplicate, and umpire data, and considers the assay database to be adequate for Mineral Resource estimation.

The QP also carried out data verification both on-site and on the database. This included a review of the assay database and collar locations. The QP considers the assay database to be acceptable for Mineral Resource estimation.

QUALIFIED PERSONS

The Mineral Resource Estimate and data verification was completed by Ms Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants who is the QP for the purpose of NI 43-101 for all technical information pertaining to the current Mineral Resource. New Pacific's quality assurance and quality control program was reviewed by the QP who has also reviewed the technical content of this news release for the Silver Sand deposit and have approved its dissemination.

Further details supporting the geological model, estimation procedure and metallurgical test work will be available in an NI 43-101 Technical Report disclosing the results of the PEA which will be posted under the Company's profile at www.sedar.com in early 2023.

This news release has been reviewed and approved by Alex Zhang, P.Geo., Vice President of Exploration of New Pacific Metals Corp. who is the designated QP for the Company.

About New Pacific

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, is expected to deliver a new Mineral Resource Estimate Update and a PEA by the end of 2022. The recently discovered Carangas Silver-Gold Project is undergoing a 40,000 m drill program. The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m discovery drill program in June 2022 and a near surface broad gold zone was discovered from its first drill hole.

On behalf of New Pacific Metals Corp.
Dr. Rui Feng
Director and CEO

For further information, contact:

New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 222
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com

Cautionary Statements Regarding Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio- political, marketing or other relevant issues. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for Preliminary Assessment as defined under NI 43-101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended June 30, 2019 under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward- looking statements or information.

The Company's forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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CNW 07:30e 28-NOV-22